Exhibit 99.2

Immuron FY26 Preliminary Results

Melbourne, Australia, August 28, 2026: Immuron Limited (ASX: IMC; NASDAQ: IMRN) is pleased to release its preliminary results for financial year ending 30 June 2026.

Results exceed expectations

In February 2026 at the time the Company announced a Strategic Reset, 2H FY26 and FY26 Net Sales were projected to both exceed the prior comparative period (pcp) and Net Sales and Net Profit were all projected to exceed pcp.

Immuron has exceeded sales projections with second half growth of 7% on the prior comparative period (pcp) and record FY26 sales of A$7.7 million, growth of 6% on pcp.

Pleasingly in FY26, the Australian market continued double digit growth (+10%) notwithstanding the one-off impact of Chemist Warehouse/Sigma reducing Travelan® inventories held as a result of their supply chain efficiency initiatives. Sales in the United States continue to grow on the back of a number of marketing initiatives (AUD: +7% on pcp; USD: +13% on pcp). Sales in Canada were down on last year however during the second half of FY26 they were up more than 100% on pcp.

Net Profit in FY26 improved by AUD$1.4 million over FY25. Cash in FY26 increased by AUD$6.2 million1 to AUD$9.0 million.

Key milestones achieved

•	IMM-529 (CDI): U.S. FDA approval of investigational new drug (IND) application in November 2025.

•	Uniformed Services University IMM-124E trial reported topline results in December 2025.

•	New research agreement signed in December 2025 funded by a U.S. Department of Defense sub award with the Naval Medical Research Command and Walter Reed Army Institute of Research for the development of novel vaccines targeting Campylobacter and Shigella with which Immuron will produce two hyper-immune bovine colostrum products for pre-clinical evaluation. First revenue was received in May 2026.

•	In February 2026, Immuron made a strategic decision to partner clinical assets IMM-124E and IMM-529 for development and commercialization.

o	IMM-124E is eligible for an end of Phase 2 meeting with the U.S. FDA (indication: traveler’s diarrhea).

▪	Lumanity1 peak U.S. sales estimate of US$102 million.

o	IMM-529 has an investigational new drug (IND) application approved by the U.S. FDA and is ready to go into Phase 2 clinical trials (indication: Clostridioides difficile infection).

▪	Lumanity1 peak U.S. sales estimate of US$400 million.

•	In July 2026, the Company engaged Pullan Consulting to support partnering IMM-529.

1.	$3.0 million was held in Term Deposits on 30 June 2025 (30 June 2026: Nil)

Looking ahead

In FY27 the Company plans to invest to grow in North America while continuing the momentum in Australia.

Immuron anticipates the following near term milestones:

•	Q1: Continued Travelan® growth

•	Q2: Portfolio expansion

•	Q3: IMM-529 partnering progress

•	Q4: Geographic expansion, improved profitability and reduction in cash burn

A copy of Appendix 4E and the Preliminary Final Report and results presentation are included below.

This release has been authorised by the directors of Immuron Limited.

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COMPANY CONTACT:

Steven Lydeamore

Chief Executive Officer

steve@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

Travelers’ diarrhea (TD)

TD is generally defined as the passage of ≥ 3 unformed stools per 24 hours plus at least one additional symptom (such as nausea, vomiting, abdominal cramps, fever, blood/mucus in the stools, or fecal urgency) that develop while abroad or within 10 days of returning from any resource-limited destinations (Leung et al., 2006). Diarrhea continues to be the most frequent health problem among travelers to destinations in lower- and middle-income regions (Steffen, 2017). Deployed US military personnel, essentially representing a long-term traveller population, are particularly affected given their population dynamics and the context in which they seek care and treatment (Connor et al., 2012). Diarrhea is the leading infectious disease threat to the overall health and preparedness of deployed US armed forces, with diarrheagenic E. coli, Campylobacter spp., and Shigella spp. among the most commonly reported etiologies (Riddle et al., 2006).

Immuron Platform Technology

Immuron’s proprietary technology is based on polyclonal immunoglobulins (IgG) derived from engineered hyper-immune bovine colostrum. Immuron has the capability of producing highly specific immunoglobulins to any enteric pathogen and our products are orally active. Bovine IgG can withstand the acidic environment of the stomach and is resistant to proteolysis by the digestive enzymes found in the Gastrointestinal (GI) tract. Bovine IgG also possesses this unique ability to remain active in the human GI tract delivering its full benefits directly to the bacteria found there. The underlying nature of Immuron’s platform technology enables the development of medicines across a large range of infectious diseases. The platform can be used to block viruses or bacteria at mucosal surfaces such as the Gastrointestinal tract and neutralize the toxins they produce.

IMM-124E (Travelan®)

IMM-124E was developed using Immuron’s platform technology. IMM-124E is produced from the colostrum of birthing cattle that have been immunised during pregnancy with a vaccine containing the outer antigens of multiple human derived ETEC. A total of 13 ETEC strains are used in the vaccine to produce high levels of antibodies against selected surface antigens from the most common strains of ETEC. (Otto et al., 2011)

The resultant hyperimmune colostrum IMM-124E from ETEC vaccinated cows contains significant levels of polyclonal antibodies specific for ETEC antigens LPS, CFA-I and Flagellin (Sears et al., 2017).

The antibodies produced in IMM-124E have been found to have a stronger binding and neutralizing activity (than the antibodies of unvaccinated cattle) against a wide range of LPS antigens including both the variable O-polysaccharide region and the preserved oligosaccharide core ‘R’ region of LPS from the 13 serotypes used in the ETEC vaccine.

IMM-124E is manufactured into a tablet form referred to as Travelan®.

IMM-529

Immuron is developing IMM-529 as an adjunctive therapy in combination with standard of care antibiotics for the prevention and/or treatment of recurrent Clostridioides difficile infection (CDI). IMM-529 antibodies targeting Clostridioides difficile (C. diff) may help to clear CDI infection and promote a quicker re-establishment of normal gut flora, providing an attractive oral preventative for recurrent CDI.

Immuron is collaborating with Dr. Dena Lyras and her team at Monash University, Australia to develop vaccines to produce bovine colostrum-derived antibodies. Dairy cows were immunised to generate hyperimmune bovine colostrum (HBC) that contains antibodies targeting three essential C. diff virulence components. IMM-529 targets Toxin B (TcB), the spores and the surface layer proteins of the vegetative cells.

This unique 3-target approach has yielded promising results in pre-clinical infection and relapse models, including (1) Prevention of primary disease (80% P =0.0052); (2) Protection of disease recurrence (67%, P <0.01) and (3) Treatment of primary disease (78.6%, P<0.0001; TcB HBC). Importantly IMM-529 antibodies cross-react with whole cell lysates of many different human strains of C. diff including hypervirulent strains.

To our knowledge, IMM-529 is, to date, the only investigational drug that has shown therapeutic potential in all three phases of the disease (Hutton et al., 2017).

ProIBS®

Immuron has an exclusive distribution agreement with Calmino goup AB for the territories of Australia and New Zealand for ProIBS®. ProIBS® - to help patients treat IBS symptoms ProIBS® is a certified medical device for the treatment of IBS symptoms such as abdominal pain, bloating and unsettled bowel movements (diarrhoea and/or constipation). ProIBS® contains AVH200®, derived from the plant Aloe barbadensis. Mill. AVH200® has gel forming components which support the intestinal mucosal barrier. As IBS is known to affect individuals for a long period of time, it is essential to have a treatment appropriate for long-term use –as ProIBS® is. The product is safe, and no interactions with other medications are known. Science-driven innovative Calmino group AB, the developer of ProIBS®, conducted a usability study among 1,003 users. PROIBS® was helpful for 94% of them. 91% of the users experienced an improvement in daily life and 98% would recommend PROIBS® to someone else. To learn more please check: www.proibs.eu.

Irritable bowel syndrome (IBS) is a common condition where you experience symptoms related to your digestive system. This is sometimes linked to certain foods, lifestyle habits and stress levels or mood. IBS affects around 3 out of every 10 people. Females are more likely than males to be affected. Some key symptoms of IBS include: abdominal pain or discomfort; stomach bloating and wind; chronic diarrhoea or constipation, or alternating between the two.(healthdirect.gov.au) According to available data, the IBS treatment market in Australia is estimated to be a part of the broader "Digestives & Intestinal Remedies" market, generating a revenue of around AU$221.14 million in 2025, with a projected annual growth rate of 3.28%.(Statista)

References

Connor P, Porter CK, Swierczewski B and Riddle MS. Diarrhea during military deployment: current concepts and future directions. Curr Opin Infect Dis. 25(5): 546-54; 2012.

Hutton, M.L., Cunningham, B.A., Mackin, K.E. et al. Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative. Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598-017-03982-5

Leung AK, Robson WL, Davies HD. Travelers’ diarrhea. Adv Ther. Jul-Aug; 23(4): 519-27; 2006

Otto W, Najnigier B, Stelmasiak T and Robins-Browne RM. Randomized control trials using a tablet formulation of hyperimmune bovine colostrum to prevent diarrhea caused by enterotoxigenic Escherichia coli in volunteers Scandinavian Journal of Gastroenterology 46: 862– 868; 2011.

Riddle MS, Sanders JW, Putnam SD, and Tribble DR. Incidence, etiology, and impact of diarrhea among long-term travelers’ (US military and similar populations): A systematic review. American Journal of Tropical Medicine and Hygiene. 74(5): 891-900; 2006.

Sears KT, Tennant SM, Reymann MK, Simon R, Konstantopolos N, Blackwelder WC, Barry EM and Pasetti MF. Bioactive Immune Components of Anti-Diarrheagenic Enterotoxigenic Escherichia coli Hyperimmune Bovine Colostrum products. Clinical and Vaccine Immunology. 24 (8) 1-14; 2017.

Steffen R. Epidemiology of travelers' diarrhea. J Travel Med. 24(suppl_1): S2-S5; 2017.

For more information visit: https://www.immuron.com.au/ and https://www.travelan.com

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FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

IMMURON

Travelan®
WHEN YOU NEED
PREVENTION
NOT RELIEF!
Reduces the risk of
Travellers' Diarrhoea
Clinically Proven Protection
Naturally Derived
Enhanced Immune Defence
Caplet Contains Colostrum Powder - Bovine 200mg
AUST L 106709

FY26

PRELIMINARY RESULTS

Steven Lydeamore - CEO

NASDAQ: IMRN
ASX: IMC

11 FY26 PRELIMINARY RESULTS NASDAQ: IMRN ASX: IMC Steven Lydeamore - CEO

22 2 Certain statements made in this presentation are forward-looking statements and are based on Immuron's current expectations, estimates and projections. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "guidance" and similar expressions are intended to identify forward-looking statements. Although Immuron believes the forward-looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron's control, including those risks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ from those expressed or forecasted in the forward-looking statements. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority. SAFE HARBOR STATEMENT FY2026 results in this presentation are subject to audit review.

3 FY26 Financial Achievements Global Sales Revenue $7.7m Up 6% Australian Sales Revenue $5.8m Up 10% United States Sales Revenue $1.8m Up 7% Up 13% in $USD Gross Profit Margin 64.5% 0.9% decline Net Profit $(3.8)m $1.4m improvement Cash $9.0m $6.2m1 improvement 1. $3.0 million was held in Term Deposits on 30 June 2025 (30 June 2026: Nil)

4 FY26 Clinical Achievements and Operational Highlights FDA approval IMM-529 IND Travelan® n=851 trial completed New U.S. Department of Defense subaward New product launch in Australia Engaged Pullan Consulting to support partnering IMM-529 Strategic reset aimed at profitability and reduced cash burn

FY27 Outlook

Continued Travelan® sales growth

Portfolio expansion

Geographic sales expansion

Partnering update for IMM-529

PULLAN CONSULTING

Continued improvement in profitability and reduced cash burn

Cash to fund operations through FY27 – FY28

5

immuron

5 FY27 Outlook Continued Travelan® sales growth Portfolio expansion Geographic sales expansion Partnering update for IMM-529 Cash to fund operations through FY27 – FY28 Continued improvement in profitability and reduced cash burn

EMAIL: STEVE@IMMURON.COM PHONE: AUSTRALIA: +61 438 027 172 STEVEN LYDEAMORE CHIEF EXECUTIVE OFFICER IMMURON LIMITED CONTACT INFORMATION: IMMURON INVESTOR HUB COMMUNICATION AND CONTENT INCLUDING ANNOUNCEMENTS AND CORPORATE RESEARCH